Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231

04046735

26/11/04

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 13 2004
WASH. D.C. 202

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 26/11/04 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 12/17

SAM'S
SEAFOOD
From The Sea To The Table

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm, Qld 4009, Australia
PO Box 393, Hamilton, Qld 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

25 November 2004

Company Announcement Office
The Australian Stock Exchange Limited

ANNOUNCEMENT TO THE MARKET

RESULTS OF AGM

Pursuant to Listing Rule 3.13.2, we advise the details of the outcome of each resolution put to shareholders at the 2004 Annual General Meeting of the Company held on 24 November 2004.

RESOLUTION 1 – ADOPTION OF FINANCIAL STATEMENTS AND REPORTS

The resolution was passed on a show of hands.

RESOLUTION 2 – RE-ELECTION OF MR. BILL MATTHEWS AS A DIRECTOR

The resolution was passed on a show of hands.

Attached is a schedule of proxy information as required by Section 251AA of the Corporations Law.

Ken Situ
Company Secretary

PROXY VOTES RECEIVED FOR RESULOTIONS PUT TO 2004 ANNUAL GENERAL MEETING:

ORDINARY BUSINESS	INSTRUCTIONS	NO. OF SHARES
1. Adoption of Financial Statements	For	215,288
	Against	5,174
	Discretionary	9,294
2. Re-election of Mr. Bill Matthews	For	208,307
	Against	17,441
	Discretionary	9,294